Exhibit 99.1

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

Telrad Networks and Optibase Cooperate in IPTV
Companies announce first customer in the Republic of Georgia

HERZLIYA, and ROSH HAAYIN Israel, February 1, 2006 – Optibase Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions and Telrad Networks, a leading IP/NGN solution provider and system integrator for telecom carriers and today announced that the companies will cooperate to provide end to end NGN and IPTV solutions, worldwide.

The first commercial outcome of this cooperation is a recent order placed by Georgia’s second largest Telecom operator, NewNet Telecommunications. Newnet required an advanced user centric network that enables the delivery of voice over IP, high speed internet and IPTV based on a high quality video head-end.

Telrad Networks will provide a next generation fiber network that supports high speed Internet connectivity, Voice over IP and IPTV and is designed to reach up to 20 million subscribers. Acting as the prime integrator for the IPTV components, Optibase will supply advanced MPEG-2 encoding and streaming capabilities, IPTV middleware and Video on Demand capabilities.

Dror Pockard, Telrad Networks CEO, said “This cooperation is a great opportunity for both companies to use their respective strengths to exploit the vast demand for the growing market of IPTV. We see this field as a major one in our business, an important delivery within our overall triple-play offering. The professional experience with Optibase in the Newnet deployment assures us that further cooperation will be as fruitful and successful as this one.”

“Our collaboration with Telrad networks yielded a high quality solution meeting the standards required by Telecom operators,” said Uzi Breier, Optibase’s CEO. “We will supply the customer with an end to end solution that includes all necessary components in the IPTV workflow with no need for integration. What more the system is flexibly designed to accommodate different requirements as the customer needs evolve.”

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The Company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Japan, China and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and Original Equipment Manufacturers’ partners. For further information please visit www.optibase.com.

About Telrad Networks:
With over 50 years of heritage, Telrad Neworks Utilizes its extensive experience and know-how to offer end-to-end solutions as well as to create NGN networks for carriers and telecom operators around the globe. It’s three main divisions – – the IP/NGN Division that specializes in Triple play and solutions for multimedia delivery over the network, the Optical Equipment Division, which develops access and metro solutions, and the System Integration Division, which excel in creation and upgrading of telecom infrastructures to IP/NGN – – enables Telrad to supply every carrier need in one single shop. Telrad has history of success in deploying voice, data and multimedia systems at carriers’ sites in Latin America, Africa, East Europe and Asia-Pacific. The company also offers IP/NGN and optical solutions to carriers around the globe, both directly and through channel partners.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.
This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.